SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

PEN Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

706582 103

(CUSIP Number)

John F. Baron

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

(704) 444-1434

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 706582 103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Carl Zeiss, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,273,470*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,273,470*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,273,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.58%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Carl Zeiss, Inc. owns Class Z common stock, which is convertible into shares of Class A common stock, par value $0.0001, on a one-for-one basis.
**	Based on 285,106,715 shares of Class A common stock outstanding which is the sum of (i) 237,833,245 shares of Class A common stock outstanding as of August 27, 2014 based on information received from the Issuer and (ii) 47,273,470 shares of Class A common stock, which CZI currently has the right to acquire upon conversion of its Class Z common stock.

CUSIP No. 706582 103	SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, $0.0001 par value (the “Class A Stock”) of PEN Inc., a Delaware corporation (the “Issuer”), which Carl Zeiss, Inc. may acquire upon conversion of its shares of Class Z common stock, $0.0001 par value of the Issuer (the “Class Z Stock”). The principal executive office of the Issuer is located at 431 Fairway Drive, Suite 200, Deerfield Beach, Florida 33441.

Item 2.	Identity and Background.

This Schedule 13D is filed by Carl Zeiss, Inc. (“CZI”). CZI, a corporation organized under the laws of the State of New York, is a holding company. CZI’s assets consist primarily of the equity interests in its wholly-owned operating subsidiaries, Carl Zeiss Sports Optics, LLC, Carl Zeiss Microscopy, LLC, Carl Zeiss Industrial Metrology, LLC, Carl Zeiss SBE, LLC, Carl Zeiss X-ray Microscopy, LLC, and Carl Zeiss Canada, Ltd., and property, plant and equipment. CZI is primarily engaged in the business of providing shared corporate services for its operating subsidiaries.

The address of CZI for purposes of this filing is: One Zeiss Drive, Thornwood, NY 10594.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, (d) citizenship, of each executive officer and director of CZI, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

CZI has not, and the directors and executive officers of CZI have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

CZI received the Class Z Stock that it currently owns through the Exchange (defined below) that occurred in connection with the Merger (defined below). More specifically, in connection with the Merger, CZI exchanged 334,575 Class Z Units of membership interest in Nanofilm Ltd., an Ohio limited liability company (“Nanofilm”) for 47,273,470 shares of Class Z Stock. The aggregate purchase price of CZI’s investment in Nanofilm was approximately $3.01 million (the “Initial Investment”). The source of the funding for the Initial Investment was the general working capital of CZI.

Item 4.	Purpose of Transaction.

CZI acquired its position in the Class Z Stock of the Issuer for investment purposes. CZI acquired the shares of Class Z Stock in the Exchange that occurred in connection with the merger of the Issuer and NanoHoldings Inc., a Delaware corporation (the “Merger”). NanoHoldings Inc. held all of the issued and outstanding membership units of Nanofilm other than those held by CZI. In connection with the Merger, CZI exchanged its 334,575 Class Z Units of membership interest in Nanofilm for 47,273,470 shares of Class Z Stock (the “Exchange”). While CZI does not have any current plans, proposals or agreements with respect to the shares of Class Z Stock except as otherwise disclosed herein, CZI may, from time to time and at any time, acquire additional shares of the Issuer’s common stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of common stock of the Issuer in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of the Issuer’s common stock.

Original Purchase of Units of Nanofilm Ltd.

On December 1, 1999, CZI purchased 334,575 Class Z Units of membership interest in Nanofilm’s private offering at $9 per Class Z Unit (the “Offering”). CZI acquired its equity position in the Offering for investment and strategic purposes. At the time, CZI believed that the technologies being developed by Nanofilm could provide potential partnership opportunities in the future, but no such partnerships have developed.

CUSIP No. 706582 103	SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer.

The descriptions of the agreements set forth in Item 4 are incorporated herein by reference.

All percentages are based on 285,106,715 shares of Class A common stock outstanding which is the sum of (i) 237,833,245 shares of Class A common stock outstanding as of August 27, 2014 based on information received from the Issuer and (ii) 47,273,470 shares of Class A common stock, which CZI currently has the right to acquire upon conversion of its Class Z common stock.

(a) CZI may be deemed to beneficially own 47,273,470 shares of Class A Stock, representing 16.58% of the Issuer’s outstanding Class A Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Class A Stock owned by CZI:

(i) Sole power to vote or direct the vote:

CZI has the sole power to vote the 47,273,470 shares of Class A Stock that it beneficially owns as a result of CZI’s right to acquire such shares upon conversion of its Class Z Stock. The Class Z Stock currently held by CZI is non-voting stock.

(ii) Shared power to vote or to direct the vote:

N/A.

(iii) Sole power to dispose or direct the disposition of:

CZI has the sole power to dispose of the 47,273,470 shares of Class A Stock that it beneficially owns as a result of CZI’s right to acquire such shares upon conversion of its Class Z Stock.

(iv) Shared power to dispose or to direct the disposition of:

N/A.

(c) Other than the Exchange, as described herein, CZI has not engaged in any transaction in the Issuer’s common stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Report.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the transactions and the agreements set forth in Item 4 are incorporated herein by reference.

Pursuant to the terms of the Issuer’s Articles of Incorporation, CZI has certain rights as the sole owner of Class Z Stock. For example, in the event that the Issuer issues additional shares of common stock, or equivalent equity interests, CZI generally has the right to purchase additional Class Z Stock to the extent necessary to ensure that the economic interest of the Class Z Stock (together with any other common stock equivalents held by the holders of Class Z Stock) as a percentage of the total of the common stock equivalents of the Issuer will not be diluted. Additionally, so long as CZI still holds shares of Class Z Stock, CZI has the right to appoint one director to the Issuer’s board of directors. The foregoing description of CZI’s rights as a holder of Class Z Stock does not purport to be complete and is qualified in its entirety by reference to the Issuer’s Articles of Incorporation, which are attached as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 2, 2014.

CUSIP No. 706582 103	SCHEDULE 13D

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger and Exchange, dated March 10, 2014, by and among Applied Nanotech Holdings, Inc., PEN Inc., NanoMerger Sub Inc., NanoHoldings Inc., and Carl Zeiss, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC on March 11, 2014 by Applied Nanotech Holdings, Inc.)

Exhibit 2	First Amendment to Agreement and Plan of Merger and Exchange dated May 28, 2014 among Applied Nanotech Holdings, Inc., PEN INC., NanoMerger Sub Inc., NanoHolding Inc., and Carl Zeiss, Inc. (incorporated by reference to Exhibit 2.2 of the Form 8-K filed with the SEC on May 30, 2014 by Applied Nanotech Holdings, Inc.).

Exhibit 3	Second Amendment to Agreement and Plan of Merger and Exchange dated July 2, 2014 among Applied Nanotech Holdings, Inc., PEN INC., NanoMerger Sub Inc., NanoHolding Inc., and Carl Zeiss, Inc. (Incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed with the SEC on July 7, 2014 by Applied Nanotech Holdings, Inc.).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARL ZEISS, INC.

Date: September 4, 2014

	By:	/s/ Scott A. Margolin
	Name:	Scott A. Margolin
	Title:	Vice President - Compliance & Legal Affairs General Counsel & Secretary

CUSIP No. 706582 103	SCHEDULE 13D

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

CARL ZEISS, INC.

The executive officers and directors of Carl Zeiss, Inc. are set forth below. The individuals’ business addresses are c/o Carl Zeiss, Inc., One Zeiss Drive, Thornwood, NY 10594. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Carl Zeiss, Inc.

Name	Present Principal Occupation or Employment	Citizenship

James A. Sharp	President, Chief Executive Officer and Director	United States

James A. Olivo	Executive Vice President & CFO, Treasurer	United States

Meg Donohue	Vice President Human Resources	United States

Scott A. Margolin	Vice President Compliance & Legal Affairs, General Counsel & Secretary	United States

Hellmuth Aeugle	Director // Sr. Vice President & General Manager, Carl Zeiss AG	Germany

Michael Kirchner	Director // President, Carl Zeiss Industrial Metrology, LLC	Germany

Thomas Spitzenpfeil	Chairman // Member Executive Board & CFO, Carl Zeiss AG	Germany

CUSIP No. 706582 103	SCHEDULE 13D

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger and Exchange, dated March 10, 2014, by and among Applied Nanotech Holdings, Inc., PEN Inc., NanoMerger Sub Inc., NanoHoldings Inc., and Carl Zeiss, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC on March 11, 2014 by Applied Nanotech Holdings, Inc.)

2	First Amendment to Agreement and Plan of Merger and Exchange dated May 28, 2014 among Applied Nanotech Holdings, Inc., PEN INC., NanoMerger Sub Inc., NanoHolding Inc., and Carl Zeiss, Inc. (incorporated by reference to Exhibit 2.2 of the Form 8-K filed with the SEC on May 30, 2014 by Applied Nanotech Holdings, Inc.).

3	Second Amendment to Agreement and Plan of Merger and Exchange dated July 2, 2014 among Applied Nanotech Holdings, Inc., PEN INC., NanoMerger Sub Inc., NanoHolding Inc., and Carl Zeiss, Inc. (Incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed with the SEC on July 7, 2014 by Applied Nanotech Holdings, Inc.).